UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2019

Commission file number: 001-37891

AC IMMUNE SA

(Exact Name of Registrant as Specified in Its Charter)

EPFL Innovation Park Building B 1015 Lausanne, Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

On September 19, 2019, AC Immune SA (the “Company”) and Eli Lilly and Company (“Lilly”) entered into an amendment (the “Amendment”) to their license and collaboration agreement dated as of December 11, 2018 (“License Agreement”) relating to the research and development of Tau Morphomer small molecules for the treatment of Alzheimer’s disease and other neurodegenerative diseases. Pursuant to the Amendment, the parties have divided the first milestone payment under the License Agreement of 60 million Swiss Francs into two installments. Specifically, Lilly will be required to pay to the Company 30 million Swiss Francs on or before October 7, 2019 and, unless Lilly earlier terminates the License Agreement, 30 million Swiss Francs on or before March 31, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AC IMMUNE SA

By:	/s/ Andrea Pfeifer
Name: Andrea Pfeifer
Title: Chief Executive Officer

By:	/s/ Joerg Hornstein
Name: Joerg Hornstein
Title: Chief Financial Officer

Date: September 20, 2019

EXHIBIT INDEX

Exhibit Number	Description
10.1*	First Amendment to License Agreement between AC Immune SA and Eli Lilly and Company, dated September 19, 2019
99.1*	Press Release dated September 20, 2019

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*	Filed herewith